433 Main Street Green Bay, Wisconsin 54301 920-491-7007 PHONE

April 29, 2016

Mr. H. Stephen Kim

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Associated Banc-Corp

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 5, 2016

File No. 001-31343

Dear Mr. Kim:

The response of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated April 4, 2016 (the “Comment Letter”) related to the Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) follows.  For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s response.  Proposed disclosures for future filings are reproduced in the appendices utilizing strikeouts and underlying to indicate proposed revisions.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Statement Analysis

Provision for Credit Losses, page 32, and Allowance for Credit Losses, page 37

1.

Please tell us and revise your MD&A in future filings to more comprehensively explain the reasons for changes in the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end when compared to observed changes in the credit quality of your loan portfolio.  Please be as specific and detailed as needed to provide an investor with a clear understanding of changes in risk in the loan portfolio and how these changes, as well as any other key drivers, impact each component of the allowance for loan losses established at period end.  Please consider the interpretive guidance in SEC Financial Release No. 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response to Item #1:

For 2015, the key contributors to the increase in the allowance for credit losses and the related provision for credit losses were:

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An increase in total loans outstanding

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An increase in commercial and industrial potential problem loans (primarily due to the risk migration of oil and gas related credits from the decline in the underlying oil commodity prices)

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An increase in commercial and business lending nonaccrual loans across various industries

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An increase in net charge offs across various industries.

Please see Appendix A for specific details on the above utilizing our Form 10-K disclosures.  Beginning with the Form 10-Q for the quarter ended March 31, 2016, we will revise our MD&A to more comprehensively explain the reasons for the changes in the allowance for credit losses and the related provision for credit losses.

Segment Review

Segment Review 2015 Compared to 2014, page 55

2.

You disclosed that the Risk Management and Shared Services segment had net income of $12 million in 2015, down $49 million compared to $61 million in 2014.  We note that the decrease was due to a $57 million decrease in net interest income related to changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits to the Corporate and Commercial Specialty, and Community, Consumer, and Business segments.  Similarly, we note the disclosure under the title Segment Review 2014 Compared to 2013, on page 56, that the Risk Management and Shared Services segment had net income of $61 million in 2014, up $29 million compared to $31 million in 2013.  The increase was attributed to a $68 million increase in net interest income primarily arising from changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits as well. Please tell us and expand future filings to explain in detail how you determine the long-term funding rates and the reasons behind the swings in these rates over the related periods on each of your segments.

Response to Item #2:

Changes in the internal allocation of net interest income are fundamentally driven by changes in Funds Transfer Pricing (“FTP”) Rates (i.e., the rates used to allocate income to the providers and users of funds), Volumes (of loans, deposits, investments, etc.), product Mix, and product Methodologies. Between 2013 and 2015 these factors impacted the allocation of FTP credits for deposits between the Risk Management and Shared Services (RMSS) segment and the lines of business (i.e., Corporate and Commercial Specialty segment and Community, Consumer, and Business segment).

From 2013 to 2014, the Risk Management and Shared Services (RMSS) segment had a $68 million increase in allocated net interest income.  The key contributors to this increase were:

•

Rates: In 2013 and 2014 the long-term funding portion of the Rate for deposits was determined by averaging five years of historical rates and the five-year forward rates.  As interest rates declined to historically low levels, the FTP Rate for deposits declined.  This led to less net interest income being allocated to the lines of business and more being allocated to RMSS.

•

Volumes: The Corporation increased the Volume of fixed rate investment securities that reside in RMSS, and since the volume of customer deposits remained flat, the credit for funding this investment securities portfolio growth went to RMSS. This contributed approximately $16 million to the additional net interest income allocated to RMSS.

•

Methodologies: No material change.

For 2014, the $16 million volume impact and the continuing effects on deposit credits of the prolonged and historically low rate environment were the primary contributors to the increase in the allocated net interest income to the RMSS segment.

From 2014 to 2015, the RMSS segment had a $57 million decrease in allocated net interest income.  The key contributors to this decrease were:

•

Rates: No material change.

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Volumes: The lines of business experienced significant growth in the Volume of customer deposits which resulted in approximately $22 million of additional net interest income allocated to the lines of business.

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Methodologies: The Corporation adopted an enhanced FTP methodology for long-term funds in 2015. This methodology utilized new, more granular account level information which was previously not collected. This information, which incorporated the additional dimension of deposit vintage (i.e., the age of the account), was used to determine the funds credit for non-maturity deposits (i.e., noninterest-bearing demand, interest-bearing demand, savings, and money market deposits). This methodology enhancement resulted in approximately $30 million in FTP funding credits being allocated to the lines of business.

For 2015, the $22 million volume impact and the $30 million impact from the new methodology were the primary contributors to the $57 million decrease in the allocated net interest income to the RMSS segment.

Please see Appendix B for specific details on the above utilizing our Form 10-K disclosures. Beginning with the Form 10-Q for the quarter ended March 31, 2016, we will revise our Segment Review within MD&A to more comprehensively explain the long-term funding rates and the reasons for the fluctuations between the comparable periods and segments.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 63

3.

We note the noninterest income line item titled Total core fee-based revenue.  In future filings, please delete this non-GAAP measure from the face of the GAAP financial statements.

Response to Item #3:

Beginning with the Form 10-Q for the quarter ended March 31, 2016, we will revise our Consolidated Statements of Income to remove the line item titled Total core fee-based revenue.

4.

We note the noninterest income line item titled Asset gains, net which appears to include a gain on the sale of real estate.  Please revise future filings to present the net cost of operation of other real estate within noninterest expense as required by Rule 9-04 14 (d) of Regulation S-X.

Response to Item #4:

Beginning with the Form 10-Q for the quarter ended March 31, 2016, we will revise our Consolidated Statements of Income to include the net cost of operation of other real estate within noninterest expense.

On behalf of Associated, and as requested in your letter, we acknowledge that:

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Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7007 if you have any questions or need further information.

Sincerely,

/s/ Christopher J. Del Moral-Niles

Christopher J. Del Moral-Niles

Chief Financial Officer and Principal Accounting Officer

Associated Banc-Corp

Appendix A

Provision for Credit Losses, page 32, and Allowance for Credit Losses, page 37

(partial excerpt starting on page 39 with proposed disclosure revisions as noted)

At December 31, 2015, the allowance for credit losses was $299 million, compared to $291 million at December 31, 2014. At December 31, 2015, the allowance for loan losses to total loans was 1.47% and covered 154% of nonaccrual loans, compared to 1.51% and 150%, respectively, at December 31, 2014. Management believes the level of allowance for loan losses to be appropriate at December 31, 2015 and December 31, 2014.

Key contributors to the increase in the allowance for credit losses and the related provision for credit losses were:

•

Total loans increased $1.1 billion (6%) during 2015, including a $144 million (2%) increase in commercial and business lending, a $331 million (8%) increase in commercial real estate lending, and a $646 million (10%) increase in total consumer.  See section “Loans” for additional information on the changes in the loan portfolio and see section “Credit Risk” for additional discussion about credit risk management for each loan type.

•

Potential problem loans increased $111 million, primarily due to the risk migration of oil and gas related credits within the commercial and industrial portfolio from the decline in the underlying oil commodity prices.  See Table 12 for additional information on the changes in potential problem loans.

•

Total nonaccrual loans were relatively unchanged between the comparable December periods; however, commercial and business lending nonaccrual loans increased $24 million while commercial real estate lending and consumer nonaccrual loans decreased $18 million and $5 million, respectively.  The $24 million increase in the commercial and business lending nonaccrual loans was largely attributable to the deterioration of a few commercial credit relationships across various industries.  See also Note 4, “Loans,” of the notes to consolidated financial statements and section “Nonaccrual Loans, Potential Problem Loans, and Other Real Estate Owned” for additional disclosures on the changes in nonaccrual loans.

•

Net charge offs increased $15 million from 2014, and was comprised of an $8 million increase in loans charged off and a $7 million reduction in loan recoveries.  The increase in net charge offs was mainly due to a few larger commercial and industrial loans across various industries.  See Table 10 for additional information regarding the activity in the allowance for loan losses.

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The allowance for loan losses attributable to Oil and Gas related credits (included within the commercial and industrial allowance for loan losses allocation) increased from $17 million at December 31, 2014 to $42 million at December 31, 2015, and was largely attributable to the risk migration in the oil and gas related credits referenced above.  See also Note 4, “Loans,” of the notes to consolidated financial statements and Table 11 for additional information on the changes in the allocation of the allowance for loan losses.

Appendix B

Segment Review 2015 Compared to 2014 and Segment Review 2014 Compared to 2013, pages 55-56 and Note 21, Segment Reporting, pages 119-122 (partial excerpts with proposed disclosure revisions as noted)

Segment Review

As discussed in Note 21, “Segment Reporting,” of the notes to consolidated financial statements, the Corporation’s reportable segments have been determined based upon its internal profitability reporting system, which is organized by strategic business unit. Certain strategic business units have been combined for segment information reporting purposes where the nature of the products and services, the type of customer, and the distribution of those products and services are similar. The reportable segments are Corporate and Commercial Specialty; Community, Consumer and Business; and Risk Management and Shared Services.

The financial information of the Corporation’s segments was compiled utilizing the accounting policies described in Note 1, “Summary of Significant Accounting Policies,” and Note 21, “Segment Reporting,” of the notes to consolidated financial statements. ~~The management accounting policies and processes utilized in compiling segment financial information are highly subjective and, unlike financial accounting, are not based on authoritative guidance similar to U.S. generally accepted accounting principles. As a result, reported segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in previously reported segment financial data.~~ During 2015, certain organizational and methodology changes were made and, accordingly, 2014 and 2013 results have been restated and presented on a comparable basis, except as noted in Note 21, “Segment Reporting,” of the notes to consolidated financial statements for the enhanced FTP methodology implemented during 2015.

FTP is an important tool for managing the Corporation’s balance sheet structure and measuring risk-adjusted profitability. By appropriately allocating the cost of funding and contingent liquidity to business units, the FTP process improves product pricing which influences the volume and terms of new business and helps to optimize the risk / reward profile of the balance sheet. This process helps align the Corporation’s funding and contingent liquidity risk with its risk appetite and complements broader liquidity and interest rate risk management programs. FTP methodologies are designed to promote more resilient, sustainable business models and centralize the management of funding and contingent liquidity risks.   Through FTP, the Corporation transfers these risks to a central management function that can take advantage of natural off-sets, centralized hedging activities, and a broader view of these risks across business units.

Segment Review 2015 Compared to 2014

The Corporate and Commercial Specialty segment consists of lending and deposit solutions to larger businesses, developers, not-for-profits, municipalities, and financial institutions, and the support to deliver, fund and manage such banking solutions. The Corporate and Commercial Specialty segment had net income of $114 million in 2015, up $13 million compared to $101 million in 2014, primarily due to changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits. During 2015, the Corporation adopted an enhanced FTP methodology to better reflect the long-term value provided by a stable deposit funding base which resulted in an additional $10 million in allocated net interest income for 2015.  Segment revenue increased $11 million to $357 million in 2015 compared to $346 million in 2014 primarily due to growth in average loan balances, partially offset by lower spreads on loan products. The credit provision decreased $5 million in 2015 due to improvement in the loan credit quality. Average loan balances were $9.4 billion for 2015, up $459 million from an average balance of $8.9 billion for 2014. Average deposit balances were $5.9 billion in 2015, up $708 million from average deposits of $5.1 billion in 2014. Average allocated capital increased $74 million to $977 million in 2015, reflecting the increase in segment's loan balances.

The Community, Consumer, and Business segment consists of lending and deposit solutions to individuals and small to mid-sized businesses and also provides a variety of investment and fiduciary products and services. The Community, Consumer, and Business Banking segment had net income of $63 million in 2015, up $34 million compared to $29 million in 2014. Earnings increased as segment revenue increased $83 million to $615 million in 2015, primarily due to higher insurance commissions from the Ahmann & Martin Co. acquisition, higher mortgage banking income as well as changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits.  During 2015, the Corporation adopted an enhanced FTP methodology to better reflect the long-term value provided by a stable deposit funding base which resulted in an additional $20 million in allocated net interest income for 2015.  The credit provision increased $2 million to $26 million for 2015, due to loan growth, partially offset by improving credit quality. Total noninterest expense for 2015 was $492 million, up $29 million from $463 million in 2014, primarily due to the Ahmann & Martin Co. acquisition. Average loan balances were $8.8 billion for 2015, up $969 million from an average balance of $7.8 billion for 2014. Average deposit balances were $10.9 billion in 2015, up $837 million from average deposits of $10.1 billion in 2014. Average allocated capital increased $76 million to $640 million in 2015, reflecting the increase in segment's loan balances.

The Risk Management and Shared Services segment had net income of $12 million in 2015, down $49 million compared to $61 million in 2014. The decrease was due to a $57 million decrease in net interest income related to changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits to the Corporate and Commercial Specialty and Community, Consumer, and Business segments. Average earning asset balances were $6.4 billion for 2015, up $385 million from an average balance of $6.0 billion in 2014, primarily in investment securities. Average deposits were $3.1 billion in 2015, up $711 million from 2014. Average allocated capital decreased $187 million to $216 million for 2015.

Segment Review 2014 Compared to 2013

The Corporate and Commercial Specialty segment had net income of $101 million in 2014, down $12 million compared to $113 million in 2013. Segment revenue decreased $24 million to $346 million in 2014 compared to $370 million in 2013, primarily due to changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits. The credit provision decreased $8 million in 2014 due to improvement in the loan credit quality. Average loan balances were $8.9 billion for 2014, up $482 million from an average balance of $8.4 billion for 2013, while average deposit balances were $5.1 billion in 2014, down $331 million from average deposits of $5.5 billion in 2013. Average allocated capital increased $3 million to $904 million for 2014.

The Community, Consumer, and Business Banking segment had net income of $29 million in 2014, down $15 million compared to $44 million in 2013. Earnings decreased as segment revenue declined $34 million to $532 million for 2014, primarily due to lower mortgage banking income as refinancing activity has slowed and changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits. The credit provision increased $4 million to $24 million for 2014, due to loan growth. Total noninterest expense for 2014 was $463 million, down $14 million from $477 million in 2013, primarily due to lower occupancy costs, reflecting a reduction in our branch network from branch closures and a reduction in full time time equivalent employees. Average loan balances were $7.8 billion in 2014, up $614 million from an average balance of $7.2 billion for 2013, and average deposits were $10.1 billion in 2014, up $386 million from 2013. Average allocated capital decreased $6 million to $564 million for 2014.

The Risk Management and Shared Services segment had net income of $61 million in 2014, up $29 million compared to $31 million in 2013. The increase was due to a $68 million increase in net interest income primarily due to changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits to the Corporate and Commercial Specialty and Community, Consumer and Business segments. Average earning asset balances were $6.0 billion for 2014, up $681 million from an average balance of $5.3 billion in 2013, and average deposits were $2.4 billion in 2014, up $154 million from 2013. Average allocated capital decreased $5 million to $403 million for 2014.

NOTE 21 SEGMENT REPORTING:

The Corporation utilizes a risk-based internal profitability measurement system to provide strategic business unit reporting. The profitability measurement system is based on internal management methodologies designed to produce consistent results and reflect the underlying economics of the units. Certain strategic business units have been combined for segment information reporting purposes where the nature of the products and services, the type of customer and the distribution of those products and services are similar. The three reportable segments are Corporate and Commercial Specialty; Community, Consumer, and Business; and Risk Management and Shared Services. The financial information of the Corporation’s segments has been compiled utilizing the accounting policies described in Note 1, with certain exceptions. The more significant of these exceptions are described herein.

The Corporation allocates net interest income ~~or interest expense~~ using an internal funds transfer pricing (“FTP”) methodology that charges users of funds (assets) ~~interest expense~~ and credits providers of funds (liabilities, primarily deposits) ~~with income~~ based on the maturity, prepayment and / or repricing characteristics of the assets and liabilities. The net effect of this allocation is recorded in the Risk Management and Shared Services segment.

During 2015, the Corporation adopted an enhanced FTP methodology utilizing, new, more granular deposit information which incorporated the additional dimension of vintage (based on time from when the deposit account was opened) for determining the funds credit on non-maturity deposits.  The new deposit information demonstrated that deposit accounts with the Corporation for a longer period of time had a lower attrition rate, warranting a higher crediting rate (based on a longer-term segment of the yield curve) to reflect the long-term value such deposits provide to the Corporation.  This new methodology resulted in an additional $30 million in allocated net interest income to the Corporate and Commercial Specialty and Community, Consumer, and Business segments for 2015.  Prior periods have not been restated for this enhanced FTP methodology due to the impracticability of estimating the impact of the change for prior periods.

A credit provision is allocated to segments based on the expected long-term annual net charge off rates attributable to the credit risk of loans managed by the segment during the period. In contrast, the level of the consolidated provision for credit losses is determined based on an incurred loss model using the methodologies described in Note 1 to assess the overall appropriateness of the allowance for loan losses. The net effect of the credit provision is recorded in Risk Management and Shared Services. Indirect expenses incurred by certain centralized support areas are allocated to segments based on actual usage (for example, volume measurements) and other criteria. Certain types of administrative expense and bank-wide expense accruals (including amortization of core deposit and other intangible assets associated with acquisitions) are generally not allocated to segments. Income taxes are allocated to segments based on the Corporation’s estimated effective tax rate, with certain segments adjusted for any tax-exempt income or non-deductible expenses. Equity is allocated to the segments based on regulatory capital requirements and in proportion to an assessment of the inherent risks associated with the business of the segment (including interest, credit and operating risk).

The management accounting policies and processes utilized in compiling segment financial information are highly subjective and, unlike financial accounting, are not based on authoritative guidance similar to U.S. generally accepted accounting principles. As a result, reported segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in previously reported segment financial data. During 2015, certain organizational and methodology changes were made and, accordingly, 2014 and 2013 results have been restated and presented on a comparable basis, except as noted above for the enhanced FTP methodology.